Filed by Histogenics Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Histogenics Corporation (SEC File No. 001-36751)

Commission File No. for the Related Registration Statement: 333-232147

HERE ARE THE KEY REASONS WHY YOU SHOULD VOTE TODAY:

1.	Our Board and Independent Advisors Agree. The Merger is Good for Histogenics Shareholders.

•	Unanimously approved by the Boards of Directors of Histogenics and Ocugen.

•	A nationally recognized shareholder advisory firm stated that the transaction “represent[s] the best alternative reasonably available” to Histogenics.*

2.	Stronger Value as One Company.

•

The merger is expected to produce a clinical-stage biopharmaceutical company focused on developing innovative therapies to address rare and underserved eye diseases with the potential to deliver substantial value for shareholders.

3.	The Merger is The Best Path Forward.

•

If we do not complete the merger, Histogenics will likely liquidate, which could cause shareholders to lose most of the value of their investment. You can help prevent this loss by voting today FOR all proposals.

If you need assistance in completing the proxy card or have questions, please contact Histogenics’ proxy solicitor, Innisfree M&A Incorporated.

Shareholders call toll-free: 1-877-750-9496

Banks & Brokers call collect: 1-212-750-5833

*	Permission to use quotation was neither sought nor obtained. Emphasis added.

USE ONE OF THE EASY WAYS TO VOTE BELOW: [Graphic Appears Here] VOTE BY PHONE 1-800-454-8683 VOTE BY INTERNET WWW.PROXYVOTE.COM You’ll need your CONTROL NUMBER, which can be found on the Voting Instruction Form in the box next to the arrow, as shown in the example below: XXXX-XXXX-XXXX-XXXX You may also vote by simply signing, dating and returning the Voting Instruction Form in the postage-paid envelope provided. ANY QUESTIONS? Please call our proxy solicitor, Innisfree M&A Incorporated Toll free: 1-877-750-9496 (from the U.S. or Canada) or +1-412-232-3651 (from other locations)